IHS Inc.

15 Inverness Way East

Englewood, CO 80112

April 3, 2007

Mark Kronforst

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IHS Inc.
Form 10-K for Fiscal Year Ended November 30, 2006
Filed January 24, 2007
Form 8-K Filed January 11, 2007
File No.: 001-32511

Dear Mr. Kronforst:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 26, 2007 (the “Comment Letter”) regarding the IHS Inc. filings referenced above.

Set forth below are the Staff’s comments numbered 1 through 3 from the Comment Letter and our responses to the comments.

Form 10-K for the Year Ended November 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 44

1.                                      We note that your operating cash flows increased by approximately 140% in fiscal 2006.   We further note that your disclosures regarding this change appear to be limited to a single sentence referring to your growing business accompanied by higher earnings, expanded margins and favorable collections of accounts receivable.  Please explain to us why you believe that these disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows.  Refer to Section IV.B.1 of SEC Release No. 33-8350.

We have examined the disclosures referenced in your comment and specifically consulted SEC Release 33-8350 which addresses material changes in the underlying drivers of cash flow in our business.  With that in mind, we believe that the cash flow discussion referenced in your comment does in fact provide the reader with the key facts necessary analyze the significant drivers of cash flow in our business, as well as additional facts to help a reader make a meaningful year-over-year comparison.  When drafting that discussion, it was our intent to provide specific reasons to help the reader understand why our earnings increased and our margins improved in fiscal year 2006.  For instance, the largest working capital change referenced in our discussion—the change in accounts receivable, net—is specifically mentioned in our discussion, but it is a straightforward fact that we do not believe requires additional explanation to be helpful to the reader.

In addition to providing the root causes of growth in 2006, we also point out key facts about the differences in cash flow between the years 2006 and 2005.  For instance, in the subsequent paragraph we highlight unique items that suppressed 2005 operating cash flows, thus giving the reader additional information to make a meaningful comparison of the two years in question.

While we believe our disclosures for fiscal year 2006 provided a sufficient basis for the reader to analyze the changes in our operating cash flows, we will continue to diligently review the adequacy of the explanation for this change on a standalone basis within “Liquidity and Capital Resources” as well as within the whole of MD&A and our disclosures overall.

Consolidated Financial Statements

Consolidated Statements of Operations, page 54

2.              We note that you considered over 80% of your fiscal 2006 revenues to be tangible product revenues as defined by rule 5-03 of Regulation S-X.  Please explain how you evaluated the various offerings combined within this line item to conclude that products was the appropriate line-item description.  As part of your release, address the online subscriptions through which you provide customers with information residing on your servers through online access.

Consistent with rule 5-03 of Regulation S-X and other principles that guide our financial disclosures, we evaluate and disclose our revenues based on what we deliver to the customer.  Some of our offerings involve advisory activities, thus we believe it is appropriate to disclose revenue from such offerings on a “services” line in our financials.  In the case of our other offerings, including critical information and decision-support tools, we deliver tangible information and tools to the customer.  Therefore, we have grouped those offerings together with a “products” line-item description.

Within this broad category of tangible products delivered to our customers, we can typically deliver the product in a variety of media—including CD, DVD, a transmitted electronic file—or in the form of an online subscription to one of our servers.  We believe that the different methods of delivery for the same underlying product do not alter the appropriate classification of the product in our financial reporting.  For instance, when we offer a product via online access to our servers—or provide information in any digital format, for that matter—it is simply the rendition of information in a more useful and flexible medium.  It was not that long ago that our critical information was delivered in hard copy binders, with a subscription to regular updates.  Today the customer sees that same information on a computer screen and may have subscribed to updates online or burned onto a DVD.  Consequently, we believe our revenue split between products and services is appropriate pursuant to Rule 5-03 of Regulation S-X.

Form 8-K filed January 11, 2007

Exhibit 99.1

3.              We note that your non-GAAP “Adjusted EBITDA” measure excludes several recurring charges.  However, it does not appear that your related disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In this regard, we noted little substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes such recurring items. In addition, it does not appear that you have provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please provide us with a proposed disclosure that provides more robust disclosures regarding the items described in Question 8. You may consider referring to the disclosures that you provided in connection with your initial registration statement that was declared effective in November 2005.

In response to your comment regarding our discussion regarding the use of non-GAAP financial measures, we offer for your consideration a proposed disclosure that incorporates your comments, our disclosures provided in the referenced registration statement, and guidance from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

USE OF NON-GAAP FINANCIAL MEASURES

Non-GAAP results are presented only as a supplement to the financial statements based on U.S. generally accepted accounting principles (GAAP).  The non-GAAP financial information is provided to enhance the reader’s understanding of our financial performance, but no non-GAAP measure should be considered in isolation or as a substitute for financial measures calculated in accordance with GAAP.  Reconciliations of the most directly comparable GAAP measures to non-GAAP measures, such as adjusted EBITDA and adjusted earnings per diluted share, are provided within the schedules attached to this release.

EBITDA is defined as net income plus net interest, taxes, depreciation and amortization.  Adjusted EBITDA excludes non-cash items, gains and losses on sales of assets and investments and other items that management does not utilize in assessing our operating performance (as further described in the attached financial schedules).  Adjusted earnings per diluted share exclude similar non-cash items as adjusted EBITDA.  None of these non-GAAP financial measures are recognized terms under GAAP and do not purport to be an alternative to net income as an indicator of operating performance or any other GAAP measure.

Management uses these non-GAAP measures in its operational and financial decision-making, believing that it is useful to eliminate certain items in order to focus on what it deems to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations.  As a result, internal management reports used during monthly operating reviews feature the adjusted EBITDA and adjusted earnings per diluted share metrics.  Management also believes that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures.   EBITDA, adjusted EBITDA, and adjusted earnings per diluted share are also used by research analysts, investment bankers, and lenders to assess our operating performance.  For example, a measure similar to EBITDA is required by the lenders under our credit facility.

Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly-titled measures of other companies.  However, these measures can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of GAAP financial disclosures.  For example, a company with greater GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales.  Likewise, eliminating the effects of interest income and expense moderates the impact of a company’s capital structure on its performance.

All of the items included in the reconciliation from net income to adjusted EBITDA are either (i) non-cash items (e.g., depreciation and amortization) or (ii) items that management does not consider to be useful in assessing our operating performance ( e.g., income taxes).  In the case of the non-cash items, management believes that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business.  For example, by eliminating depreciation and amortization from EBITDA, users can compare operating performance without regard to different accounting determinations such as useful life.  In the case of the other items, management believes that investors can better assess operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

As requested in your comment letter, we hereby inform you that we acknowledge and agree that:

•             we are responsible for the adequacy and accuracy of the disclosures in our filings;

•             Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings;  and

•             we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please feel free to contact Sean Radcliffe, Assistant General Counsel, at (303) 397-2575 or me at (212) 850-8543.

Sincerely,

Stephen Green
General Counsel